Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634
September 11, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey Riedler, Assistant Director

Re:	BTHC VI, Inc.
Registration Statement on Form S-3, Amendment 1
Filed August 22, 2007
File Number 333-144433
Dear Mr. Riedler:
     Athersys, Inc., a Delaware corporation that was formerly known as BTHC VI, Inc. (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated August 31, 2007 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, Amendment 1, filed August 22, 2007.
     Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the response.
FORM S-3
General
1.	Where our comments request revisions to the disclosure in your registration statement, please tell us in your response letter the page numbers on which the revisions appear.

Response:
     The Company has included the page numbers on which revisions to the registration statement appear in this response letter.
2.	We note you filed this amendment on Form S-3. However, it appears you are not eligible for Form S-3 because you have not yet been subject to the reporting requirements for twelve calendar months, as required by General Instruction 1.A.3 to Form S-3. Your Form 10-SB filed on July 6, 2006 went effective on September 5, 2006, so you will not have been subject to the reporting requirements for twelve calendar months until October 1, 2007. Therefore, if you

Securities and Exchange Commission
September 11, 2007

file your next pre-effective amendment prior to October 1, 2007, you should file it on Form S-1, and you should remove the references to incorporation by reference on page 114.
Response:
     The Company has filed Amendment No. 2 to the registration statement on Form S-1, and has removed the references to incorporation by reference.
We may not successfully maintain our existing collaborative ... , page 7
3.	We note that in response to comment 15, you now explain how the expiration dates of the agreements with Angiotech, Bristol-Myers Squibb, and the University of Minnesota will be determined. Based on the explanations you provide, please state the specific dates upon which each of these agreements is currently scheduled to expire. Also disclose these dates in the “Collaborations and Partnerships” section on page 53-54.

Response:
     The Company is unable to provide specific dates upon which the collaboration agreements with each of Angiotech, Bristol-Myers Squibb and the University of Minnesota are expected to expire because the Company does not know with any level of certainty when the events triggering termination of each agreement will occur. For example, regarding the Bristol-Myers Squibb collaboration agreement, the Company cannot anticipate the date on which Bristol-Myers Squibb will no longer have an obligation to pay the Company royalties because the Company does not know when the applicable patent will expire or when commercial sales of products developed using the applicable cell line will begin (which would determine the outside termination date if there is no applicable patent). The Company has added disclosure on pages 8, 53 and 54 of the registration statement to clarify.
We may be sued for product liability, which could adversely affect our business, page 19
4.	We note the revisions pursuant to comment 18. Please clarify whether the $5 million per event, $5 million annual aggregate coverage describes only the products liability policy or whether it also describes your clinical trials protection. Also, where you state you have protection “on a scheduled basis,” please explain what this means.

Response:
     The Company has revised page 19 of the registration statement to include a statement that the coverage describes both the products liability policy and the clinical trials protection, and to eliminate the words “on a scheduled basis.”

Securities and Exchange Commission
September 11, 2007

Management’s Discussion and Analysis of Financial Condition and Results ... , page 30
Research and Development Expenses, page 32
5.	As you appear to keep track of your research and development expenses for some early stage projects, please quantify those costs incurred during each period presented and to date by project. If you do not keep track of these costs by projects at all, clearly state as such.

Response:
     The Company has revised page 33 of the registration statement to clearly specify that the Company does not keep track of research costs by project.
Collaborations and Partnerships, page 53
6.	We note your responses to comments 29, 30 and 33. However, the information requested by the comments appears to be material, so it should be disclosed in your document. Please disclose the following:
•	The specific percentage of development costs to be borne by both the company and Angiotech at each stage of development and how commercial revenues will be shared.

•	The aggregate amount of potential milestone payments you could receive from Angiotech, as well as the potential additional equity investments from Angiotech.

•	The aggregate milestone payments you may receive in the future pursuant to the agreement with Bristol-Myers Squibb.
Response:
     The Company continues to believe that the information requested by comment 6 is not material to investors and could cause the Company competitive harm. As a result, the Company has not included such information in the registration statement for the reasons disclosed below:
     Milestone Payments. The Company has reviewed the milestone payment information for its collaboration agreements with both Bristol-Myers Squibb and Angiotech, and continues to believe that this information is not material at this time to its investors. First, the potential milestone payments are highly contingent in nature, as they are entirely dependent on a successful development of products under those agreements. Due to this contingency, the amount of the milestone payments arguably should not be considered by a prudent investor making an investment decision today. Second, the most significant portion of the milestone payments are to be delivered to the Company only during the latter stages of the requisite payment period, which the Company calculates would be quite a number of years away. This fact makes the payment amounts even less material to a prudent investment decision made today. Third, as the Company progresses successfully in its collaborative efforts with each of Bristol-Myers Squibb and Angiotech, the Company expects that the milestone payments will become less and less contingent, which will cause the information to rise to the level of materiality requiring the Company to disclose such payment amounts. The Company agrees to disclose the potential milestone payments when and if it and its financial and legal advisers determine in good faith that the information has become material to its investors due to the reduction in its contingent nature.
     Profit Sharing. The Company has reviewed the profit sharing provisions of its collaboration agreement with Angiotech, and continues to believe that this information is not material at this time to its investors. First, as with the milestone payment information, the profit sharing arrangements with Angiotech are highly contingent in nature, as they are entirely dependent on a successful development of products under the collaboration agreement. Due to this contingency, the details of the profit sharing arrangement arguably should not be considered by a prudent investor making an investment decision today. Second, the profit sharing arrangements are highly variable depending on the Company’s subsequent history and experience. The Company believes it would be misleading to investors to describe the profit sharing arrangements so far ahead of their effectiveness. Third, the Company recognizes that the details of the profit sharing arrangement with Angiotech may arguably become more material depending on the future success of the collaborative effort. The Company agrees to disclose the profit sharing arrangement with Angiotech when and if it and its financial and legal advisers determine in good faith that the information has become material to its investors due to the success of the collaboration.
     Development Costs. The Company has also reviewed the provisions allocating the development costs under its collaboration agreement with Angiotech, and continues to believe that this information is not material at this time to its investors. First, as with the milestone payment and profit sharing information, the development costs arrangements with Angiotech are highly contingent in nature, as they are entirely dependent on a successful development of products under the collaboration agreement. Due to this contingency, the details of the development costs arrangements arguably should not be considered by a prudent investor making an investment decision today. Second, the development costs arrangements for highly speculative collaborations such as the one with Angiotech are very difficult for the Company to estimate at this time. Relative cost sharing percentages will not provide material information to investors in the absence of reliable estimates of total costs for the collaboration. The Company believes it would be misleading to investors to describe the development costs arrangements so far ahead of their effectiveness. Third, as with the milestone payment and profit sharing information, the Company recognizes that the details of the development costs arrangements with Angiotech may arguably become more material depending on the future success of the collaborative effort. The Company agrees to disclose the development costs arrangements with Angiotech when and if it and its financial and legal advisers determine in good faith that the information has become material to its investors due to the success of the collaboration.
     Furthermore, the Company has agreed with Bristol-Myers Squibb and Angiotech to keep the details of its collaboration agreements confidential. Disclosure of this information could cause the Company competitive harm by negatively affecting its ability to enter into collaboration agreements with other pharmaceutical companies for whom it could provide cell lines and impairing its ability to negotiate favorable terms with other pharmaceutical companies. Although the Company has the right to disclose details of the arrangements under certain circumstances, the Company would likely harm its relationships with both Bristol-Myers Squibb and Angiotech by disclosing information that the parties initially intended would remain confidential. Additionally, prospective collaboration partners may be discouraged from entering into confidential arrangements with the Company if the Company is forced in this particular instance to disclose confidential provisions of its collaboration agreements.
7.	We note your response to comment 10. You describe components of the license agreement with the University of Minnesota on pages 8, 14, and 51. Please provide one complete discussion of this agreement in your Business section. This discussion should identify and describe the technologies covered by the agreement, both parties’ material rights and obligations, payment provisions, the

Securities and Exchange Commission
September 11, 2007

agreement’s duration and termination provisions, and any other material provisions of the agreement.
Response:
     The Company has revised page 51 of the registration statement to include the requested disclosure.
Certain Relationships and Related Person Transactions, page 69
8.	Please state the name of the affiliate of HFG to whom Athersys paid a consulting fee of $350,000, and file as an exhibit the agreement underlying this payment.

Response:
     The Company has revised page 70 of the registration statement to remove the reference to “an affiliate” since the payment was made to HFG. The agreement underlying this payment is filed as Exhibit 10.40 to the registration statement.
Consolidated Financial Statements, page F-1
A. Background and Accounting Policies, page F-7
Revenue Recognition, page F-7
9.	Refer to your response to comment 43. As companies often enter into license agreements with no future service obligations, please clarify your disclosure to specifically discuss your license revenue recognition policy. Your disclosure should include how you recognize license revenues when no future service obligation exists.

Response:
     The Company has revised pages 38 and F-7 of the registration statement to include the requested disclosure.
     E. Convertible Notes, page F-13
10.	Please tell us where you have disclosed the amounts of compensation earned (if any) and costs incurred under the collaboration agreement entered in 2006 in response to comment 45.

Response:
     Under the collaboration agreement with Angiotech, the Company is solely responsible for preclinical development costs. As noted above under the Company’s response to comment 5, the Company does not keep track of research costs by project. The Company will, however, be required to keep track of clinical development costs

Securities and Exchange Commission
September 11, 2007

under this collaboration, since such costs are shared by the parties. Also, the Company has not earned any compensation from this collaboration. The sole proceeds received to date are from the two $5 million convertible notes that were converted into the Company’s common stock upon the closing of the financing.
11.	Please tell us how you determined the fair value of warrants issued in connection with the bridge financing, including the method and assumptions utilized.

Response:
     The Company estimated a warrant value of $250,000 based largely on the highly contingent nature of the warrants and perceived lower fair value due to criteria described below. Since the warrants were only exercisable (i) in the event of an approved restructuring of its capital stock, and (ii) related to an approved financing, and (iii) for 30 days following such events, a fairly low allocation was deemed appropriate due to reasons described below.
     The Company also considered the “true fair value” of the $2.5 million bridge debt to assess whether it was less than market value debt and to see if there was a value that the Company should attribute to the warrants. The value of the bridge notes themselves are believed to actually exceed market value based on the note features as described below, which is indicative of a lower fair value for the warrants:
•	The notes, if not converted, are redeemable at a 200% premium if held to maturity (i.e., $2.5 million of notes redeemable at $7.5 million);

•	While the notes bear stated interest of 10%, the effective interest rate is 57.33% with the accretion related to the redemption premium and the warrant fair value, and any increase to the warrant fair value would result in an even lower carrying value of the debt and a higher effective interest rate. A reasonable allocation should remain with the debt instrument, which is redeemable at $7.5 million and is considered to have a fair value that exceeds its carrying value of $2.25 million.

•	Exercisability of the warrants was highly contingent due to factors noted below. Highly contingent awards (with low probability of being exercised due to numerous restrictions) are considered to have a lower fair value:
•	Bona fide equity financing — the Company’s ability to raise additional capital;

•	Restructuring — the Company’s ability to obtain shareholder concurrence and consent by classes A-G of preferred stock (had to negotiate a fair allocation to various classes of preferred, which was complex and each class had a blocking vote); and

•	Exercisable only for 30 days from the date the above events occur
•	With the successful financing in June 2007, the bridge warrants were ultimately exercised for 999,977 shares. The fair value per share was determined to be $4.60

Securities and Exchange Commission
September 11, 2007

for the June financing using an option pricing model. With hindsight of the June financing, applying a low probability assessment (i.e., 5%) to the actual fair value of the stock issued upon exercise of the warrants (approximately $4.6 million) produces an estimated fair value for the warrants of approximately $230,000 at the time of the bridge financing in October 2006 based on the facts and circumstances that existed at that time.
I. Convertible Preferred Stock, page F-15
12.	Please disclose the formula to which the conversion is based. In addition, reconcile 385,424 shares issuable upon conversion of the convertible preferred stock that is disclosed on page F-10 to the 1,912,356 disclosed in your response to comment 52.

Response:
     The stockholders representing the various classes of preferred stock negotiated a settlement of all preferred stock, warrants and accrued dividends in June 2007 prior to the merger and financing that would take effect upon the merger and financing. After the June 2007 negotiation, each class of preferred stock had a revised, defined conversion ratio pursuant to a charter amendment that was effective immediately prior to the merger. All 10,168,231 shares of convertible preferred stock, warrants and accrued dividends were converted into 53,341,747 shares of Athersys, Inc. common stock immediately prior to the merger, and were then exchanged immediately thereafter using the 0.0358493 exchange rate into 1,912,356 shares of the Company’s common stock.
     The disclosure on page F-10 reflects the historical one-for-one conversion of the preferred stock, and adjusts the common stock issuable upon such conversion using the merger exchange rate of 0.0358493.
     See also the Company’s response to comment 15 below for further details.
J. Stock Option Plans and Restructurings, page F-16
13.	Please tell us where you have disclosed the aggregate intrinsic value of fully vested share options and share options expected to vest as of the latest balance sheet date as originally requested under comment 50.

Response:
     The Company has revised page F-18 of the registration statement to include the requested disclosure.
L. Acquisition Agreement, page F-18
14.	Please provide a description of “collaboration activities” that would trigger the milestone payments.

Response:
     The Company has revised page F-18 of the registration statement to include the requested disclosure.
N. Restatement Related to Merger, page F-19

Securities and Exchange Commission
September 11, 2007

15.	Please revise the number of preferred stock disclosed throughout your document, as it does not appear to reflect the effect of the merger.

Response:
     As explained in the response to comment 12, the June 2007 negotiation for the settlement of all preferred stock, warrants and accrued dividends resulted in the conversion of each class of preferred stock in June 2007 in connection with but prior to the financing and merger. Accordingly, the Company has not restated its historical financial statements for the conversion of the preferred stock.

The Company has revised pages F-18 and F-19 of the registration statement to include additional disclosure in Note M and Note N to more fully describe the preferred stock conversion as a subsequent event.
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     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-431-9900

Sincerely, ATHERSYS, INC.
/s/ Gil Van Bokkelen

Gil Van Bokkelen